Exhibit (a)(5)(B)

Contact:	Tom Brooker/John Patenaude	Rich Coyle
	Nashua Corporation	Sard Verbinnen & Co
	847-318-1797/603-880-2145	212-687-8080
NASHUA CORPORATION ANNOUNCES
FINAL RESULTS OF TENDER OFFER
NASHUA, N.H., July 5, 2007 — Nashua Corporation (NASDAQ: NSHA), a manufacturer and marketer of labels and thermal specialty papers, today announced the final results of its tender offer to purchase up to 1,900,000 shares of the Company’s common stock, which expired at 12:00 midnight, New York City time on June 28, 2007.
Based on the final count by the depositary for the tender offer, 751,150 shares of common stock were properly tendered and not withdrawn. The number of shares represents approximately 12% of the issued and outstanding shares of Nashua common stock as of July 5, 2007. Given that the number of shares tendered was less than the number of shares that Nashua offered to purchase, pro-ration was not necessary. The depositary will promptly issue payment of $10.50 per share for all of the shares properly tendered and not withdrawn.
Any questions with regard to the tender offer may be directed to Georgeson, Inc., the Information Agent, at 888-605-7508 (toll free) or 212-440-9800 (collect). The dealer manager for the tender offer was Georgeson Securities Corporation.
About Nashua
Nashua Corporation manufactures and markets a wide variety of specialty imaging products and services to industrial and commercial customers to meet various print application needs. The Company’s products include thermal coated papers, pressure-sensitive labels, colored copier papers, bond, point of sale, ATM and wide-format papers, entertainment tickets, as well as toners, developers, and ribbons for use in imaging devices. Additional information about Nashua Corporation can be found at www.nashua.com.
Forward-looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including earnings, revenue and profitability projections. When used in this press release, the word “will” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, the Company’s future capital needs and resources, fluctuations in customer demand, intensity of competition from other vendors, timing and acceptance of new product introductions, delays or difficulties in programs designed to increase sales and profitability, general economic and industry conditions, the impairment of goodwill, and other risks set forth in the Company’s filings with the Securities and Exchange Commission, and the information set forth herein should be read in light of such risks. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this press release and should not be relied upon as representing the Company’s estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change.